Translate Bio, Inc.

29 Hartwell Avenue

Lexington, MA 02421

June 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Translate Bio, Inc.

Registration Statement on Form S-1

File No. 333-225368

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Translate Bio, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-225368), as amended, so that it may become effective at 4:00 p.m. Eastern time on June 27, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

TRANSLATE BIO, INC.

By:	/s/ Paul Burgess
Name: Paul Burgess
Title: General Counsel and Secretary

Signature Page to Acceleration Request